Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.


Jeffry E. Sterba is PNM's chairman, president and chief executive officer. His career at PNM spans more than 21 years. During that time, he served as executive vice president and chief operating officer, as a senior vice president, and in positions in the corporate development, bulk power and retail electric and water services area. He originally joined PNM as an intern in 1977.

In late 1998, Sterba left PNM, taking a position as executive vice president at United States Enrichment Corporation (USEC). He returned to PNM as the company's president in March 2000. In June of 2000 he was named CEO and in October he became the company's chairman.

During his tenure at PNM, Jeff has been a leader in Albuquerque's business community. He was chairman of the Greater Albuquerque Chamber of Commerce and the Middle Rio Grande Business Education Compact. He served on the boards of Quality New Mexico and First Security Bank of New Mexico. He is a strong supporter of current efforts to revitalize Albuquerque's downtown area. He currently serves on the Wells Fargo Board, the EEI Board, the UNM Foundation Board, and the Nature Conservancy's International Leadership Counsel.

Education
    o Washington University, St. Louis, B.A., Economics, Summa Cum Laude, Omicron Delta Kappa, Mortar Board, Van Ornum Badge, Olin Price Rhodes Scholar Finalist, Founders' Scholarship

    o   University of Chicago, accepted as a Ph. D. candidate

    o Post-graduate work at Washington University in economics and at the University of New Mexico in business

Business  Career

    o   Executive Vice President of USEC, Inc.

    o   Executive Vice President and Chief Operating Officer of PNM

    o   Senior Vice President, Bulk Power Services at PNM

    o   Senior Vice President, Asset Restructuring at PNM

    o   Senior Vice President, Retail Electric & Water Services at PNM

    o   Vice President, Revenue Management at PNM

Community Activities

    o   Greater  Albuquerque  Chamber  of  Commerce  Past  Chairman,   Board  of
        Directors; Vice-Chair: Treasurer

    o   Governor's Business Advisory Council

    o   Middle Rio Grande Business Education Compact, Chair-Elect

    o   Quality New Mexico, Board Member

    o   New Mexico Repertory Theatre, Board President

    o   United Way of Greater Albuquerque, Campaign Vice-Chair

    o   American  Saddle  Horse  Association  of  New  Mexico,  Board  President


Professional Affiliations

    o   First Security Bank of New Mexico, Board Advisor

    o   Wells Fargo of New Mexico, Community Board

    o   Edison Electric Institute, Board

    o   UNM Foundation, Board

    o   Nature Conservancy, International Leadership Council


 PNM, Public Service Company of New Mexico, is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. PNM also sells power on the wholesale market. The company's stock is traded primarily on the NYSE under the symbol PNM.

William J. Real, as an executive vice president of PNM, is responsible for overseeing the merger of PNM and Western Resources. Real also oversees PNM's power production and wholesale marketing efforts.

Real previously headed up PNM's Gas Services business unit. He has 28 years of technical and professional management experience.

Real is a native of Kansas, having lived both in Wichita and Topeka.

Education

University of Kansas, BS in civil engineering

Business Career

    o   Executive Vice President of Power Production & Energy Services, PNM

    o   Senior Vice President of Gas Services, PNM

    o   Senior Vice President of Utility Operations, PNM

    o   Senior Vice President of Customer Services & Operations, PNM

    o Executive Vice President of Gas Operations & Chief Operations Officer, Gas Company of New Mexico (GCNM)

    o   Vice President Operations & Engineering, GCNM

    o   Regional Vice President, GCNM

    o   District Vice President, GCNM

    o   Operations Manager, GCNM

    o   Senior Staff Engineer, Southern Union Gas


Community Activities

    o   PNM Foundation, Board of Directors

    o   United Way of Central New Mexico, Board of Directors

    o   Albuquerque Business Education Compact, Board of Directors

    o   Albuquerque Armed Forces, Advisory Committee

    o   Leadership Albuquerque Alumni Association

Professional Affiliations

    o   National Society of Professional Engineers

    o Texas Professional Engineers Board Kansas State Board of Technical Professionals

    o   Edison Electric Institute

    o   American Gas Association

    o   Pacific Coast Gas Association

Registration

    o   Arizona State Board of Technical Registration

    o   NM Board of Registration for Professional

    o   Engineers & Surveyors


PNM, Public Service Company of New Mexico, is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. PNM also sells power on the wholesale market. The company's stock is traded primarily on the NYSE under the symbol PNM.

Combined Statistics
                                          View of Combined Company

                                  Manzano              WR             Combined
                                  -------              --             --------

Generating Capacity               1,521 MW          5,604 MW          7,125 MW
Transmission Lines              2,000 Miles       4,500 Miles       6,500 Miles
Distribution System             11,000 Miles      25,000 Miles      36,000 Miles
Retail Electric Customers         361,384           627,701           989,085
Communities Served                  112               471               583

Public Service Company of New Mexico Fact Sheet

Overview

Public Service Company of New Mexico (NYSE: PNM), the largest investor-owned utility in New Mexico, operates a combined electric and gas utility serving approximately 1.3 million people across the state and sells power on the wholesale market. In operation since 1917, PNM is the eighth largest private employer in New Mexico - and provides electricity to more than 360,000 customers and natural gas to more than 425,000 customers. Its wholly-owned subsidiary, Avistar, operates an advanced meter servicing business in California and Nevada and provides energy and water management solutions for government and institutional clients in the southwestern United States. Avistar is also assisting e-commerce provider AMDAX.com in launching an Internet-based energy auction system.

Generating Power and Sources

        Electric

    o PNM owns all or part of five electric generation plants for a total capacity of 1,521 MW. In 1999, PNM had a net peak load of 1,291 MW

    o PNM's electric generation by fuel class in 1999 was 67 percent coal, 31 percent nuclear and two percent gas and oil

    o PNM owns about 47 percent of the San Juan Generating Station, a coal-fired plant near Farmington, NM; 13 percent of the coal-fired Four Corners Power Plant near Farmington; 10 percent of the Palo Verde Nuclear Generating Station near Phoenix; and 100 percent of two natural gas-fired plants: the 154-MW Reeves Generating Station, in Albuquerque, and the 20-MW Las Vegas Station, in Las Vegas, NM

    o To meet the growing energy needs of the middle Rio Grande area, PNM purchases 132 MW from Delta Person, a gas turbine generating unit in Albuquerque that went on-line in 2000.

    o PNM owns and maintains more than 2,000 miles of high-voltage electric transmission lines and 11,000 miles of distribution lines

        Gas

    o PNM owns and maintains more than 1,300 miles of gas transmission pipelines and 8,000 miles of gas distribution pipelines

    o PNM's Star Lake Compression Station west of Cuba, NM, provides the pressure to transport gas throughout the state

    o   Electric and gas control centers are located in Albuquerque

PNM and the Environment

PNM's new emission control system at San Juan Generating Station reduces sulfur dioxide emissions and wastewater while using 30 MW less energy than the process the company used previously. In April 2000, PNM donated 188 acres of canyon land on Santa Fe's east side to The Nature Conservancy of New Mexico - a donation that will preserve an important part of the city's watershed for generations to come. The land, owned by PNM for more than 80 years, is estimated to be worth $4.3 million. PNM produces an Environmental Annual Report every year, which is posted on the company website at http://www.pnm.com/.

PNM's Commitment to New Mexico

PNM invests more than $100 million every year on improvements to its electric and gas systems. On an annual basis, the company purchases more than $35 million of New Mexico gas and $110 million of New Mexico coal. It also spends more than $200 million for other New Mexico goods and services. According to a 1997 University of New Mexico study, PNM's economic impact on New Mexico creates 9,988 jobs (including 2,751 PNM jobs) and personal income of $363 million. The company donates or contributes more than $1.5 million a year to non-profit, business and community organizations, and its employees volunteer more than 50,000 hours each year in their communities.

Financial Highlights

        2000 year-end

    o On January 24, 2001, PNM reported year-end 2000 earnings of $2.53 per share and net earnings of $100.9 million on total operating revenues of $1.6 billion.
    o PNM's stock price closed at $26.81 in 2000, a 65% increase over the year-end closing of $16.25 in 1999. o PNM wholesale power revenues totaled $748.2 million in 2000, which is more than double wholesale power revenues in 1999.
    o Over the last two years, PNM has retired about $53 million in debt and repurchased 2.7 million shares of common stock.

        1999 year-end

    o PNM earned $83.2 million, or $2.01 per share, on total operating revenues of $1.2 billion. This represented an increase of two percent over the previous year
    o The stock price per share in 1999 included a high of $21.50, a low of $14.84 and a close at year-end of $16.25
    o Wholesale power sales totaled 17.9 million MWH, accounting for nearly a third of PNM's total operating revenues
    o   PNM  bought  back about 2 million  shares of common  stock

Over the last decade, PNM retired or refinanced more than $1 billion in long-term debt.

        PNM Executive Team

    o   Jeffry E. Sterba, Chairman, President and Chief Executive Officer
    o William J. Real, Executive Vice President, Energy Services and Power Production
    o   Roger G. Flynn, Executive Vice President, Gas and Electric Services
    o   Max H. Maerki, Senior Vice President and Chief Financial Officer

PNM Corporation

           Corporate Offices                    Investor Relations
             414 Silver SW            Barbara Barsky, Senior Vice President,
            Alvarado Square               Planning and Investor Services
         Albuquerque, NM 87103         Tel: (505) 241-2662; bbarsky@pnm.com
         Phone: (505) 241-2700                   Media Relations
          http://www.pnm.com/                  Tel: (505) 241-4831

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements made in this filing that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of the Company are based upon current expectations and are subject to risk and uncertainties, as are the forward-looking statements with respect to the benefits of the Company's proposed acquisition of Western Resources and the businesses of the Company and Western Resources. The Company assumes no obligation to update this information.

Because actual results may differ materially from expectations, the Company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999 and in other cases now pending or which may be brought before the commission and any action by the New Mexico Legislature to amend or repeal that Act, or other actions relating to restructuring or stranded cost recovery, or federal or state regulatory, legislative or legal action connected with the California wholesale power market, could cause the Company's results or outcomes to differ materially from those indicated by such forward-looking statements in this filing.

In addition, factors that could cause actual results or outcomes related to the proposed acquisition of Western Resources to differ materially from those indicated by such forward looking statements include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of the Company and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, and the impact of Protection One's financial condition on Western Resources' consolidated results.

Additional Information

In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation

PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in his transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on March 9, 2000 and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the Commission on March 29, 2000, and amended on April 3, 2000. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.